UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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BANCOLOMBIA S.A. ANNOUNCES JORGE LONDOÑO´S RESIGNATION AS CEO

Medellin, Colombia, November 22, 2010

Today, Mr. Jorge Londoño Saldarriaga, Bancolombia’s CEO since 1995, submitted his resignation, as CEO to the bank’s Board of the Directors, effective in February 2011.

On behalf of the shareholders and the bank’s personnel, the directors extend their congratulations and gratitude to Jorge Londoño, who has led Bancolombia’s consolidation into an innovative financial group, recognized in international and domestic markets and growth into a pioneer in multi-service banking model in Colombia.

It is worth noting that in 15 years of Mr. Londoño´s administration, the Bank has become the leading banking institution in Colombia and in El Salvador, with a direct presence in eight countries

The Board of Directors is working to ensure an organized transition in the office of the CEO, and an announcement designating the new CEO will be made at the appropriate time.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 22, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance